Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
We consent to the reference to our firm under the caption "Experts" in the Registration Statement (Form S-3) and related Prospectus of eHealth, Inc. for the registration of its common stock, preferred stock, debt securities, depositary shares, warrants, subscription rights, purchase contracts and units and to the incorporation by reference therein of our reports dated February 27, 2025, with respect to the consolidated financial statements of eHealth, Inc., and the effectiveness of internal control over financial reporting of eHealth, Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2024, filed with the Securities and Exchange Commission.
/s/ Ernst & Young LLP
San Francisco, California
August 7, 2025